American Funds Tax-Exempt Series I
1101 Vermont Avenue, NW
Washington, D.C. 20005

Phone (202) 842-5665

Stephanie L. Pfromer
Secretary

August   4, 2010

Ms. Laura Hatch, Staff Accountant
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           American Funds Tax-Exempt Series I
File Nos. 811-04653 and 033-05270

Dear Ms. Hatch:

This letter is in response to oral comments we received from you on August 2, 2010 to the series’ Post-Effective Amendment No. 34 to the Registration Statement under the Securities Act of 1933 and Amendment No. 33 to the Registration Statement under the Investment Company Act of 1940.  We appreciate your prompt response to the filing.

As requested, the series acknowledges:

•
Should the Commission or the staff, acting pursuant to delegated authority, allow the series’ filing to go automatically effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in allowing the filing to go automatically effective, does not relieve the series from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The series may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response to your comments.

If you have any questions please do not hesitate to contact me at (202) 842-5665 or Michael Triessl at (213) 615-4024.

Sincerely,

Stephanie L. Pfromer
Secretary